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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934



For the month of:  July 2002                    Commission File Number:  1-12384



                               SUNCOR ENERGY INC.
                              (Name of registrant)


                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F                             Form 40-F    X
              ___________                            ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                  No      X
           ________                              ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A



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                                  EXHIBIT INDEX

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
       Exhibit                                     Description of Exhibit
-----------------------                     ----------------------------------
          1                                 THIRD QUARTER 2002
                                            OUTLOOK
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